Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 14, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Messrs. Williams and Ellington

Re:	Trust for Advised Portfolios (the “Trust”)
File No. 333-267333

Dear Messrs. Williams and Ellington:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N‑14 on October 14, 2022 on behalf of the Soundwatch Hedged Equity ETF be accelerated to become effective on October 14, 2022, or as soon as practical thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-14 be accelerated to October 14, 2022, or as soon as practical thereafter.

If you have any additional questions or require further information, please contact Scott A. Resnick at (626) 914-7372.

Sincerely,

/s/ Scott A. Resnick

Scott A. Resnick
Secretary, Trust for Advised Portfolios

Enclosures

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202

October 14, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn: Messrs. Williams and Ellington

Re:	Trust for Advised Portfolios (the “Trust”)
File No. 333-267333

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on October 14, 2022 (SEC Accession No. 0000894189-22-007576)

Dear Messrs. Williams and Ellington:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, filed on Form N‑14 on October 14, 2022, on behalf of its series, the Soundwatch Hedged Equity ETF, be accelerated to October 14, 2022, or as soon as practical thereafter.

Very truly yours,

QUASAR DISTRIBUTORS, LLC
/s/ Teresa Cowan
Teresa Cowan
President